                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO___________)*

                            Jerry's Famous Deli, Inc.
                         ------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                  1208 099 430
                         ------------------------------
                                 (CUSIP Number)

                           Robert S. Barry, Jr., Esq.
                                 Loeb & Loeb LLP
         10100 Santa Monica Boulevard, Suite 2100, Los Angeles, CA 90067
                                 (310) 282-2000
 ------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  May 30, 2000
 ------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

 CUSIP No.  1208 099 430

1        NAME OF REPORTING PERSON

                  Mitchell Equity Investments, a California limited partnership

S.S.  OR I.R.S.  IDENTIFICATION NO.  OF ABOVE PERSON



2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [x]                    (b) [_]

3        SEC USE ONLY

4        SOURCE OF FUNDS

                  WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  California

NUMBER OF                           7       SOLE VOTING POWER
SHARES                                               232,833
BENEFICIALLY
OWNED BY                            8       SHARED VOTING POWER
EACH                                                 -0-
REPORTING
PERSON                              9       SOLE DISPOSITIVE POWER
                                                     232,833

                                    10      SHARED DISPOSITIVE POWER
                                                     -0-

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  232,833 shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                  [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  4.9824%

14       TYPE OF REPORTING PERSON

                  PN

CUSIP No.  1208 099 430

1        NAME OF REPORTING PERSON

                  Edward D. and Anna Mitchell Family Foundation

S.S.  OR I.R.S.  IDENTIFICATION NO.  OF ABOVE PERSON



2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [x]                    (b) [_]

3        SEC USE ONLY

4        SOURCE OF FUNDS

                  WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF                           7       SOLE VOTING POWER
SHARES                                               83,333
BENEFICIALLY
OWNED BY                            8       SHARED VOTING POWER
EACH                                                 -0-
REPORTING
PERSON                              9       SOLE DISPOSITIVE POWER
                                                     83,333

                                    10      SHARED DISPOSITIVE POWER
                                                     -0-

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  83,333 shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                  [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.7833%

14       TYPE OF REPORTING PERSON

                  CO

ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D relates to the common stock, no par value per share (the "Common Stock"), of Jerry's Famous Deli, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 12711 Ventura Boulevard, Suite 400, Studio City, California 91604.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This statement is filed by Mitchell Equity Investments, Inc., a California limited partnership ("MEI") and the Edward D. and Anna Mitchell Family Foundation, a Delaware nonprofit corporation (the "Foundation"). The general partners of MEI are Jonathan E. Mitchell and Joseph N. Mitchell, trustee of the Mitchell Family Trust. The directors and officers of the Foundation are as follows:


         Joseph N. Mitchell               Director              Chairman
         Jonathan E. Mitchell             Director              President
         Kayla Mitchell                   Director              Vice President
         Daniel R. Attias                 Director              Secretary/Treas.

         MEI and the Foundation are sometimes hereinafter referred to as the "Reporting Persons".

         (b) The address of MEI, the Foundation, Jonathan E. Mitchell, Joseph N. Mitchell and R. Kayla Mitchell is 6310 San Vicente Boulevard, Suite 500, Los Angeles, California 90048. The address of Daniel R. Attias is 534 23rd Street, Santa Monica, California 90402.

         (c) The principal business of each of the individuals named above other than Daniel R. Attias is the investment business. Daniel R. Attias is a television producer and director.

         (d) None of the Reporting Persons nor, to the best of their knowledge, any of the individuals named above, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons nor, to the best of their knowledge, any of the individuals named above, has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of the individuals named above is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Reporting Persons have invested an aggregate $1,167,260 in the securities of the Company. The source of such funds is working capital.

ITEM 4.  PURPOSE OF TRANSACTION

         The securities of the Company were acquired for investment purposes. The Reporting Persons desire to seek privitization of the Company; however, there exist no written or oral agreements or understandings with any other shareholder of the Company in this regard.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The table below sets forth the aggregate number of shares and percentage of the Company's outstanding shares beneficially owned by each Reporting Person. Each person listed has sole voting and dispositive power over all shares listed opposite his name. Any of the aforementioned persons whose names do not appear in the Table below do not, to the best of each Reporting Person's knowledge, beneficially own any shares of the Company.

         During the prior sixty (60) days, Mitchell Equity Investments acquired 149,500 shares of the common stock of the Company at purchase prices ranging between $2.67 and $3.26 per share. The Edward D. and Anna Mitchell Family Foundation has not acquired any shares of the common stock of the Company during the prior sixty (60) days. All purchases were effected in open-market transactions over NASDAQ.


                                                                               BENEFICIAL OWNERSHIP
                                                                      --------------------------------------
                                                                      NUMBER OF                   PERCENTAGE
                                                                       SHARES                      OF TOTAL
                                                                      ---------                   ----------
Mitchell Equity Investments.............................               232,833                      4.9824%
Edward D. and Anna Mitchell Family Foundation...........                83,333                      1.7833%

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information named in this statement is true, complete and correct.

Date:    June 2, 2000        Mitchell Equity Investments, a California general
                             partnership



                             By: /s/ JONATHAN E. MITCHELL
                                 ----------------------------------------------
                                     Jonathan E. Mitchell, General Partner


Date:    June 2, 2000        Edward D. and Anna Mitchell Family Foundation, a
                             Delaware nonprofit corporation



                             By: /s/ JONATHAN E. MITCHELL
                                 ----------------------------------------------
                                     Jonathan E. Mitchell, President

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